

August 16, 2010

Mr. Eugene G. Ballard
Chief Financial Officer
W.R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

> **Re:** **W.R. Berkley Corporation**
> **Form 10-K filed February 26, 2010**
> **DEF 14A filed April 8, 2010**
> **File No. 1-15202**

Dear Mr. Ballard:

We have reviewed your supplemental response dated July 29, 2010 and have the following comments.

Definitive Proxy Statement

Executive Compensation Decisions During the Last Fiscal Year, page 30

We note your response to comment 1 and the disclosure included in your proxy statement. We continue to believe a more specific discussion of the reasonable assessment is warranted. For example:

- With respect to Mr. Ballard, please provide more details about the assessment of the financial accounting department and strategic and accounting issues that warranted the incentive bonus;
- With respect to Mr. Lederman, please provide more details about the assessment of the legal department and its responses to law and regulations; and
- With respect to Mr. Shiel, provide more information about the assessment of his management of the investment department.

The requested information is similar to the discussion you have included related to the annual incentive bonus payments made to Mr. William R. Berkley and Mr. R. William Berkley, Jr. Please confirm that you will provide more information about the assessments in your 2011 proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact John Krug, Senior Counsel, at (202) 551-3862, Dan Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715.

Sincerely,


Jeffrey Riedler
Assistant Director


cc: Jeffrey S. Hochman, Esq.
    Willkie Farr & Gallagher LLP
    787 Seventh Avenue
    New York, New York 10019-6099